UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39436

KE Holdings Inc.

(Registrant’s Name)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 29, 2021, KE Holdings Inc. (the “Company”) announced the appointment of Ms. CHEN Yu as a new independent director to its board of directors (the “Board”), effective immediately. Ms. CHEN Yu will also serve as a member of each of the three committees of the Board and the chairperson of the compensation committee. Mr. BAO Fan has concurrently stepped down from the Board for personal reasons. Mr. BAO’s resignation did not result from any disagreement with the Company.

After the changes, the Board will continue to consist of six directors, two of whom are independent directors. Going forward, the audit committee will consist of Ms. CHEN Xiaohong, Mr. PENG Yongdong and Ms. CHEN Yu, with Ms. CHEN Xiaohong serving as the chairperson; the compensation committee will consist of Ms. CHEN Yu, Mr. SHAN Yigang and Ms. CHEN Xiaohong, with Ms. CHEN Yu serving as the chairperson; and the nominating and corporate governance committee will consist of Mr. ZUO Hui, Ms. CHEN Xiaohong and Ms. CHEN Yu, with Mr. ZUO Hui serving as the chairperson.

Ms. CHEN Yu is the founder, executive coach and innovation consultant of Everyone Coach (Shenzhen) Education Technology Co., Ltd., an education technology company, since 2019. From 2016 to 2019, Ms. CHEN served as the founding director and executive coach of Living is Living Pte. Ltd. based in Singapore. Prior to that, Ms. CHEN was the executive coach of Beijing Qicheng Zhuanhe Management Co., Ltd. from 2012 to 2016. Ms. CHEN held various positions at Nokia China Investment Company and Nokia Siemens Networks based in Finland from 1995 to 2012. Ms. CHEN received her bachelor of science degree from Beijing University of Posts and Telecommunications in 1992 and her degree of executive master in Consulting and Coaching for Change from INSEAD in Singapore in 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KE Holdings Inc.

By	:	/s/ XU Tao
Name	:	XU Tao
Title	:	Chief Financial Officer

Date: March 29, 2021

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